UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Barfresh Food Group Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
067532101
(CUSIP Nubmer)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒

CUSIP No. 067532101
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,399,538
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,399,538
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,399,538
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 067532101
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,402,538
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,402,538
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,402,538
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 067532101
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,402,538
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,402,538
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,402,538
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%
14.	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

Lazarus Investment Partners LLLP, Lazarus Management Company LLC, and Justin B. Borus (collectively “Reporting Persons”) are filing this Amendment to reflect a material change in the information contained in its previously filed 13D as a result of the acquisition of additional securities of the Issuer.

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the Common Stock of Barfresh Food Group Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 90 Madison Street, Suite 701, Denver, CO  80206.

Item 2.  Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partners”).

Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), is the investment adviser and general partner of Lazarus Partners and Lazarus Macro Micro Partners LLLP (“Macro Micro Partners”), and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners and Macro Micro Partners. Justin B. Borus (“Mr. Borus”) is the managing member of Lazarus Management. As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.  Macro Micro Partners’ holdings in the Issuer consists of 3,000 shares of Common Stock, and it is not a Reporting Person.  Its shares are included in Lazarus Management’s and Mr. Borus’ holdings for the reasons set forth above.  The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners and Macro Micro Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold shares of the Issuer’s common stock and warrants to purchase common stock that were acquired for cash with Lazarus Partners’ own funds (or Macro Micro Partners’ funds for the 3,000 shares it acquired).

Item 4.  Purpose of Transaction.

(a)  Reference is made to items 7, 9, 11 and 13 of pages 2-4 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule consist of 7,366,205 shares of Common Stock and Warrants to purchase an additional 10,033,333 shares of Common Stock held by Lazarus Partners and an additional 3,000 shares of Common Stock held by Macro Micro Partners (and reported only by Lazarus Management and Mr. Borus).  The calculation of percentage of beneficial ownership in Item 13 of page 2 – 4 was calculated using information obtained from the Issuer that the number of shares of its common stock outstanding as of March 19, 2014 was 63,292,660.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  On March 19, 2014, Lazarus Partners purchased from the Issuer 1,000,000 shares of Common Stock and a 3 year warrant to purchase 500,000 shares of Common Stock at an exercise price of $.60 a share for a total purchase price of $500,000.  On December 20, 2013, Lazarus Partners purchased a promissory note in the principal amount of $500,000 and a 5 year warrant to purchase 833,333 shares of Common Stock at an exercise price of $0.45 a share (which may be exercised on a cashless basis) for a purchase price of $500,000. On July 26, 2013, Lazarus Partners purchased 5,600,000 Units from the Issuer for a purchase price of $.25 a unit for a total purchase price of $1,400,000.  Each Unit consisted of 1 share of Common Stock, a 3 year warrant to purchase 1 share of Common Stock at an exercise price of $.25 per share (which may be exercised on a cashless basis) and a 5 year warrant to purchase one-half (½) share of Common Stock at an exercise price of $.50 per share.  3,000 shares of Common Stock (that were a part of the 5,600,000 Units) were purchased by Macro Micro Partners.  On August 5, 2013, Lazarus Partners purchased 200,000 Units for a purchase price of $.25 per Unit or a total purchase price of $50,000.  Each of the foregoing transactions was a purchase directly from the Issuer in a private negotiated transaction.  In addition, Lazarus Partners made the following open market purchases within the past 60 days:

Trade		Price Per	Total
Date	Quantity	Share	Amount
02/10/2014	5,000	.43	$2,125.00
02/11/2014	2,100	.45	$954.45

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lazarus Partners is a party to (i) a Securities Agreement and Series E Common Stock Purchase Warrant with the Issuer pursuant to which Securities Agreement a purchase was made on March 19, 2014, (ii) a Registration Rights Agreement, Warrant and Promissory Note with the Issuer dated September 20, 2013 and (iii) Subscription Agreements and Registration Rights Agreements with the Issuer dated July 26, 2013 and August 5, 2013 pursuant to which securities were purchased and Stock Purchase Warrants issued pursuant to the Subscription Agreements, all as more fully described in Item 5 above.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of March 21, 2014 by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2014.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of Barfresh Food Group Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  March 21, 2014.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus